CHUBB®

THIS CERTIFIES THAT pending issuance of a Bond in the form described below, the Federal Insurance Company , hereinafter called the Company, is binding coverage described as follows:

1. Named of Assured: Rivernorth Funds
    Address: 360 S. Rosemary Avenue, Suite 1420
    West Palm Beach, Florida 33401

2. Producer: Maury, Donnelly & Parr, Inc.
    Attn: Joelle Mann
    Address: 24 Commerce Street
    Baltimore, MD 21202

3. Bond Number: 82416811

4. Bond Type/Form No.:   Financial Institution Investment Company
    Asset Protection Bond (Ed. 5-98)

5. Term of Binder: From: 12:01 a.m. on   05/31/2024
    To: 12:01 a.m. on   Policy Issuance

6. Bond Period: From: 12:01 a.m. on   05/31/2024
    To: 12:01 a.m. on   05/31/2025

7. Limits of Liability:

Insuring Clause	Limits of Liability	Deductible Amount
1. Employee	$ 6,875,000	$ 0
2. On Premises	$ 6,875,000	$ 5,000
3. In Transit	$ 6,875,000	$ 5,000
4. Forgery or Alteration	$ 6,875,000	$ 5,000
5. Extended Forgery	$ 6,875,000	$ 5,000
6. Counterfeit Money	$ 6,875,000	$ 5,000
7. Threat to Person	$ 6,875,000	$ 5,000
8. Computer System	$ 6,875,000	$ 5,000
9. Voice Initiated Funds Transfer Instruction	$ 6,875,000	$ 5,000
10. Uncollectible Items of Deposit	$ 50,000	$ 1,000
11. Audit Expense	$ 50,000	$ 1,000
12. Stop Payment	$ 6,875,000	$ 5,000
13. Telefacsimile Instruction	$ 6,875,000	$ 5,000
14. Unauthorized Signature	$ 6,875,000	$ 5,000
15. Claims Expense	$ 50,000	$ 1,000

8.   Endorsements: 14-02-9228 Compliance with Applicable Trade Sanction Laws
17-02-2437 Delete Valuation – Other Property
17-02-2365 Stop Payment
17-02-2367 Telefacsimile
14-02-14098 Automatic Increase in Limits Endorsement
14-02-12160 Notice to Insured (SEC)
ALL-20887A Notice to Policyholders
17-02-5602 Unauthorized Signature
17-02-0949 Name of Assured
17-02-6252 Claims Expense
17-02-1582 Revise Item 2
17-02-1360 Termination Non Renewal Notice
17-02-0735 Premium

9.   Premium: $ 9,987   (1 Year Prepaid Premium

10.   Commission Payable: 20   %

The above Binder is expressly contingent upon receipt, review and acceptance of the subjectivity's listed below. The Company must receive all of the items identified below on or before the Binder Expiration Date shown above. If all of these items are not received and approved by the Company on or before this date, this Binder will automatically expire without further action or notice.

 N/A

The foregoing Binder for coverage is subject to modification or withdrawal by the Company if, before the proposed inception date, any new, corrected or updated information becomes known which relates to any proposed Assured's claims history or risk exposure or which could otherwise change the underwriting evaluation of any proposed Assured and the Company, in its sole discretion, determines that the terms of this Binder are no longer appropriate.

It is expressly stipulated that except as otherwise provided herein, the coverage provided by this Binder is subject to all of the terms and conditions of the quotation letter of 05.03.2024 and attachments thereto issued by the Company.

This Binder may be canceled at any time by the entity referred to in Item 1 by giving written notice of cancellation to the Company. This Binder may be canceled at any time by the Company upon ten (10) days written notice of cancellation to the entity referred to in Item 1 or its agent.

This Binder shall terminate automatically upon the expiration date shown above, or upon issuance of the Bond, whichever occurs first. A short rate premium charge will be made for this Binder unless the Bond is issued by the Company and accepted by the entity referred to above. The Company reserves the right to modify the policies, terms and conditions upon underwriting review of any information received.

This binder does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from offering or providing insurance. To the extent any such prohibitions apply, this binder is void ab initio.

This information is intended for producers that are properly licensed and authorized in at least one of the writing companies that comprise the Chubb. If you are not a licensed and authorized Chubb producer, please direct this communication to the person in your office that holds such designations and contact Chubb to update the contact information for this policy.

By: Bernadette Colston   Date: 5.21.2024
          Authorized Representative   mm/dd/ccyy

<p style="text-align: center;">**JOINT INSURANCE AGREEMENT**</p>

THIS JOINT INSURANCE AGREEMENT, dated as of May 15, 2024, is by and among the funds comprising the group of registered investment companies (listed on Schedule A hereto) (the "Funds"), retaining RiverNorth Capital Management, LLC as their investment adviser.

<p style="text-align: center;">**BACKGROUND**</p>

THIS AGREEMENT is entered into with the following background:

A. Section 17(g) of the Investment Company Act of 1940 (the "Act") authorizes the Securities and Exchange Commission ("SEC") to require that the officers and employees of registered management investment companies be bonded against larceny and embezzlement, and the SEC has promulgated Rule 17g-1 requiring such coverage in specified minimum amounts.

B. The Funds have obtained and maintain the bonds and policies of insurance providing coverage against larceny and embezzlement by their officers and employees set forth in Attachment I hereto (the "Joint Bonds").

C. the Boards of Trustees/Directors of each Fund, by vote of a majority of its members including a majority of those members of the Boards of each Fund who are not "interested persons" as defined by Section 2(a)(19) of the Act, has given due consideration to all factors relevant to the amount, type, form, coverage and apportionment of recoveries and premiums on the Joint Bonds and (i) has approved the terms and amount of the Policy and the participation of each respective Fund in the Joint Bonds as being in the best interests of that Fund, (ii) has determined that the allocation of the premium for the Joint Bonds as set forth herein (which is based on information obtained from the underwriters regarding each Fund's proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by the Funds) is fair and reasonable to the Fund, and (iii) the manner in which recovery on the Joint Bonds ("Joint Bond Proceeds"), if any, shall be shared by and among the parties hereto as hereinafter set forth.

NOW, THEREFORE, IT IS HEREBY AGREED by and among the parties hereto as follows:

1. ALLOCATION OF PROCEEDS
    a. In the event a single party suffers a loss or losses covered under the Joint Bonds, the party suffering such loss or losses shall be entitled to be indemnified up to the full amount of the Joint Bond Proceeds.

    b. If more than one party is damaged in a single loss for which Joint Bond Proceeds are received, each such party shall receive that portion of the Joint Bond Proceeds which represents the loss sustained by that party, unless the recovery is inadequate to indemnify fully each such party. If the recovery is inadequate to indemnify fully each such party sustaining a loss, the Joint Bond Proceeds shall be allocated among such parties as follows:

        i. Each party sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the minimum amount of bond coverage then allocated to such party. Any party not fully indemnified for its insurable losses as a result of this allocation is hereafter referred to as an "Unindemnified Party".

ii. The remaining portion of the Joint Bond Proceeds, if any, shall be allocated to each Unindemnified Party in the same proportion as such party's allocation of minimum bond coverage bears to the aggregate of the minimum bond coverage amounts for all Unindemnified Parties, provided that no party shall receive Joint Bond Proceeds in excess of its actual insurable losses.

2. ALLOCATION OF PREMIUMS

The premiums payable with respect to the Joint Bonds shall be allocated to each of the parties hereto on an annual basis (and, in the event any increased or additional premium is required to be paid during the year, as of the date such increased or additional premium is due) in the same proportion as each party's minimum amount of bond coverage as then reflected on Attachment II shall bear to the total of such minimum coverage.

3. BOND COVERAGE REQUIREMENTS AND CHANGES

a. Each party hereto has determined that the minimum amount of fidelity bond coverage deemed appropriate to be maintained by it is as set forth opposite its name in Attachment II hereto. Each of the Funds represents and warrants to each of the other parties hereto that the minimum amount of coverage required of it under Rule 17g-1(d)(1) as of the date hereof is not more than the amount reflected opposite its name in Attachment II hereto. Each of the Funds further agrees that it will promptly take such steps as may be necessary, from time to time, to increase its minimum coverage as set forth in Attachment II hereto (and, if necessary, the face amount of the Joint Bonds) so that its minimum coverage as therein set forth shall at no time be less than the minimum coverage required of it under Rule 17g-1(d)(1).

b. The parties hereto may, from time to time hereafter, agree to modify Attachment II hereto to reflect changes in allocation of premium and coverage. All references in this Agreement to "Attachment II" shall be to such Attachment as amended as of the relevant date on which premiums are to be allocated or losses are sustained.

4. ADDITION OF NEW FUNDS AND OTHER ENTITIES

The parties to this Agreement contemplate that additional funds or other related entities permitted by Rule 17g-1 ("Additional Entities") may be added as Funds from time to time after the date of this Agreement. In the event an Additional Entity is organized, such Entity may be included as an additional party to this Agreement if the Board of Trustees/Directors of each of the Funds (including an Additional Fund if it is being added) approve such addition and establish a revised minimum allocation of bond coverage. The inclusion of an Additional Entity as a party to this Agreement shall be evidenced by such Entity's execution of the Addendum to this Agreement and all references herein to the "Funds" shall include any such Additional Entities.

5. TERM OF AGREEMENT

This Agreement shall remain in effect as long as the Board of Trustees of each Fund (including a majority of the members who are not "interested persons," as defined by Section 2(a)(19) of the Act) makes the annual determinations respecting the Joint Bonds required under Rule 17d-1(d)(7), and annually approves the renewal of the Joint Bonds. This Agreement shall apply to the present fidelity bond coverage and any renewals or replacements thereof and shall continue until terminated by any party hereto upon the giving of not less than sixty days written notice to the other parties.

6. <u>DISPUTES</u>

Any dispute arising under this Agreement shall be submitted to arbitration in the City of West Palm Beach, Florida under the Rules of the American Arbitration Association, and the decision rendered therein shall be final and binding upon the parties hereto.

7. <u>GOVERNING LAW</u>

This Agreement shall be governed by, and construed in accordance with the laws of the State of Delaware to the extent not inconsistent with applicable provisions of the Act and the rules and regulations promulgated thereunder by the SEC.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed by a duly authorized officer or representative as of the date first written above.

On behalf of those Funds listed on Schedule A

By: <u>/s/ Marc L. Collins</u>
Marc L. Collins
Secretary and Chief Compliance Officer

SCHEDULE A TO
JOINT INSURANCE AGREEMENT
DATED AS OF May 15, 2024

RiverNorth Funds, an Ohio business trust consisting of the following series:

 RiverNorth Core Opportunity Fund

 RiverNorth/DoubleLine Strategic Income Fund

 RiverNorth/Oaktree High Income Fund

RiverNorth Opportunities Fund, Inc., a Maryland corporation

RiverNorth Capital and Income Fund, Inc., a Maryland corporation

RiverNorth/DoubleLine Strategic Opportunity Fund, Inc., a Maryland corporation

RiverNorth Opportunistic Municipal Income Fund, Inc., a Maryland corporation

RiverNorth Managed Duration Municipal Income Fund, Inc., a Maryland corporation

RiverNorth Flexible Municipal Income Fund, Inc., a Maryland corporation

RiverNorth Flexible Municipal Income Fund II, Inc., a Maryland corporation

RiverNorth Managed Duration Municipal Income Fund II, Inc., a Maryland corporation

ATTACHMENT II TO
JOINT INSURANCE AGREEMENT
DATED AS OF June 1, 2024

FUND	MINIMUM AMOUNT OF FIDELITY BOND COVERAGE AND PREMIUM	
SEC 17g-1 ICAP Compliance Bond (Mutual Funds) (100%)	$ 9,987	
ICAP Bond Fund Allocation		
RiverNorth Funds	$1,250,000	$3,435
RiverNorth/DoubleLine Strategic Opportunity Fund, Inc.	$750,000	$879
RiverNorth Opportunistic Municipal Income Fund, Inc.	$600,000	$463
RiverNorth Capital and Income Fund, Inc.	$450,000	$273
RiverNorth Managed Duration Municipal Income Fund, Inc.	$900,000	$1,353
RiverNorth Flexible Municipal Income Fund, Inc.	$600,000	$435
RiverNorth Flexible Municipal Income Fund II, Inc.	$900,000	$1,587
RiverNorth Managed Duration Municipal Income Fund II, Inc.	$600,000	$619
RiverNorth Opportunities Fund, Inc.	$750,000	$943
Total Joint Fidelity Bond =	$6,875,000*	

*Maximum required under Rule 17g-1(d)(1)

Additional Fund added subsequent to the date hereof have been provided coverage under the terms of the policies without the payment of additional premiums.

Fidelity Bond

WHEREAS, the Board of Trustees/Directors of the RiverNorth Funds, RiverNorth Opportunities Fund, Inc., RiverNorth Capital and Income Fund, Inc., RiverNorth/DoubleLine Strategic Opportunities Fund, RiverNorth Opportunistic Municipal Income Fund, RiverNorth Managed Duration Municipal Income Fund, RiverNorth Flexible Municipal Income Fund, RiverNorth Flexible Municipal Income Fund II and RiverNorth Managed Duration Municipal Income Fund II (each a "Fund" and collectively the "Funds"), including the Independent Trustees/Directors, have reviewed the proposed amount, type, form, and coverage of the Fidelity Bond (the "Bond")

WHEREAS, the amount of the coverage under such Bond satisfies all requirements, including the applicable coverage amounts under Rule 17g-1 of the Investment Company Act of 1940, as amended, (the "1940 Act") for each of the Funds

NOW THEREFORE, BE IT

RESOLVED, that the Funds be named as an insured under the Bond having an aggregate coverage of $6,875,000 issued by Chubb against larceny, embezzlement, and such other types of losses as are included in a standard fidelity bond covering the officers and the other employees of the Funds from time to time, and contains such provisions as may be required by the rules promulgated under the 1940 Act;

FURTHER RESOLVED, that the premium of $9,987 on the Bond is fair and reasonable and is approved by the Board, including a majority of the Independent Trustees/Directors, taking all relevant factor into consideration, including but not limited to, the amount of the Bond and the amount of the premium for the Bond;

FURTHER RESOLVED, that the appropriate officers on behalf of the Funds are hereby authorized and directed to deliver to the Securities and Exchange Commission ("SEC") the Bond with such modifications as the officers, upon the advice of counsel, may deem appropriate or as may be required to conform with the requirements of any applicable statute, regulation or regulatory body; and

FURTHER RESOLVED, that the proper officers of the Funds be, and each of them hereby is, authorized to make any and all payments, and to do any and all other acts, in the name of the Funds and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with or in furtherance of the foregoing resolutions.

Professional Liability Insurance

RESOLVED, that the appropriate officers of the Funds be, and each hereby is, authorized and directed to take and/or ratify all necessary action for the Funds to purchase a Directors and Officers/Errors and Omissions ("D&O/E&O") liability insurance policy to which the Adviser, principal underwriter, administrator, trustees/directors and/or officers of such investment companies may also be parties; and

FURTHER RESOLVED, that the Funds' purchase of the D&O/E&O policy to which the Trustees or Directors, officers and employees of the Funds are parties, and which provides coverage to those parties against liabilities and expenses (with certain exceptions) arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for each Fund is determined to be in the best interest of the Funds; and

FURTHER RESOLVED, that pursuant to Rule 17d-1(d)(7) under the 1940 Act, the Board of Trustees or Directors (all members voting) finds, and, separately, all of the Independent Trustees or Directors find, that the Funds' participation in the D&O/E&O policy is in the best interest of each Fund; and

FURTHER RESOLVED, that the Trustees or Directors and the appropriate officers of the Funds, or any of them, are authorized to make any and all payments and to do any and all other acts, in the name of each Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions, and any acts performed in the furtherance of the foregoing are hereby ratified and approved.

Premium Allocation

RESOLVED, that the allocation of payment of premiums for the Funds' Bond and D&O/E&O liability policy by each of the Funds on the basis of each such Fund's relative net assets be, and it hereby is, approved.